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August 10, 2018

VIA EDGAR AND HAND DELIVERY.

Kate McHale

Securities and Exchange Commission

Division of Corporate Finance

Office of Manufacturing and Construction

100 F. Street N.E.

Washington, D.C. 20549

Re:	Stevens Holding Company, Inc. Amendment No. 3 to Form S-4/S-1 Filed August 10, 2018 (File No. 333-224754)

Dear Ms. McHale:

On behalf of Stevens Holding Company, Inc. (the “Company”), we transmit herewith Amendment No. 3 to the Company’s registration statement on Form S-4/S-1 (“Amendment No. 3”) via the Securities and Exchange Commission’s EDGAR system.

Amendment No. 3 includes changes that are intended to update, clarify and render more complete information contained therein, including financial statements for the period ended June 29, 2018 and pro forma financials for Fortive.

We thank you for your prompt attention to this letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at (212) 735-7886.

Ms. Kate Hale

August 10, 2018

Sincerely,

/s/ Thomas W. Greenberg
Thomas W. Greenberg

cc:	Daniel B. Kim Glenn E. Deegan Thomas E. Dunn